Border Management, Inc.
968 - 240th Street, Langley, BC, V2Z 2Y3
Phone (604) 539-9680  Fax (604) 782-3826

January 9, 2007

Attention: Kristi Marrone
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549

Re: Border Management, Inc.
    Form SB-2
    Registration No. 333-139129
    Filed on December 5, 2006

Dear Ms Marrone:

In response to your communication of December 28, 2006 I am able to provide the following information in support of our use of a Canadian auditor:

1.The majority of our assets, revenues, and operations will be located outside of the U.S. Our Head Office is currently located in Langley, BC., as our clients will be seeking to establish businesses in Canada. Our physical assets (eg. computer systems, furniture and fixtures) are currently in Canada and are likely to remain in Canada in the future. Also most of our cash will be held in Canadian banks with the ability to provide International and US accounts. Revenues will be generated from operations in Canada and generally collected from US and other foreign owned companies via their Canadian subsidiaries.

2.The majority of our assets, revenues, and operations are located in Canada where our auditor resides (Langley, BC).

3.Our management and accounting records are located at our Head Office in Langley, BC, where our auditor resides.

4.The majority of the audit work is also conducted in Langley, BC.

We currently plan to use our Canadian auditor to render an opinion for fiscal year 2006. We request our present choice of auditor be accepted. Thank you for any assistance.

Yours Truly,
/s/ Evan Williams
-----------------
Evan Williams
President